
07005782

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

## FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and
Rule 17a-5 Thereunder

SEC FILE NO.
8- 6082

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION



MAR - 5 2007
WASH. D.C.
186
SECTION


NAME OF BROKER-DEALER:

Horace Mann Investors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1 Horace Mann Plaza
(No. and Street)

| Springfield | Illinois | 62715 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson — 217-788-8538 (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name – if individual, state last, first, middle name)*

KPMG LLP

| 303 East Wacker Drive | Chicago | Illinois | 60601 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 4/4

# OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Name Kimberly A. Johnson

Title Financial and Operations Principal



Notary Public


OFFICIAL SEAL
KRISTIN CERVELLONE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-10-2009

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Income |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 |
| | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| | (j) | A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 |
| | | Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A Copy of the SIPC Supplemental Report |
| | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit |
| X | (o) | Independent auditor report on Internal accounting control. |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


SEC MAIL
RECEIVED
PROCESSING
MAR
2007
WASH. D.C.
186
SECTION

# HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedule

December 31, 2006

(With Independent Auditors' Report Thereon)

(These financial statements and schedule should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5)

**HORACE MANN INVESTORS, INC.**

**Table of Contents**



**KPMG LLP**
303 East Wacker Drive
Chicago, IL 60601-5212

## Independent Auditors' Report

The Board of Directors
Horace Mann Investors, Inc.:

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2007

## HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2006

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 95,085 |
| Distribution fees receivable | | 181,937 |
| Receivables from affiliated companies | | 27,843 |
| Federal income tax recoverable from Parent | | 29,317 |
| Total assets | $ | 334,182 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| | $ | — |
| Total liabilities | | — |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares | | 5,000 |
| Additional paid-in capital | | 110,000 |
| Retained earnings | | 219,182 |
| Total stockholder's equity | | 334,182 |
| Total liabilities and stockholder's equity | $ | 334,182 |

See accompanying notes to financial statements.

**HORACE MANN INVESTORS, INC.**

Statement of Income

Year ended December 31, 2006

| | | |
|---|---|---|
| Revenue: | | |
| Commissions on the sale of variable annuities | $ | 7,634,875 |
| Commissions on the sale of variable life products | | 902,630 |
| Commissions on the sale of mutual funds | | 325,366 |
| Administrative service fees from affiliate | | 25,000 |
| Distribution fees | | 2,091,022 |
| Interest income | | 31,188 |
| Total revenue | | 11,010,081 |
| Expenses: | | |
| Commissions on the sale of variable annuities | | 7,634,875 |
| Commissions on the sale of variable life products | | 902,630 |
| Commissions on the sale of mutual funds | | 179,489 |
| Salaries and other payroll expenses | | 406,134 |
| Security licenses and fees | | 408,390 |
| Professional fees | | 162,402 |
| Other expenses | | 184,486 |
| Total expenses | | 9,878,406 |
| Income before income tax expense | | 1,131,675 |
| Income tax expense | | 405,020 |
| Net income | $ | 726,655 |

See accompanying notes to financial statements.

**HORACE MANN INVESTORS, INC.**

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

| | | Common stock | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance at December 31, 2005 | $ | 5,000 | 110,000 | 292,527 | 407,527 |
| Dividend paid to stockholder | | - | - | (800,000) | (800,000) |
| Net income | | - | - | 726,655 | 726,655 |
| Balance at December 31, 2006 | $ | 5,000 | 110,000 | 219,182 | 334,182 |

See accompanying notes to financial statements.

**HORACE MANN INVESTORS, INC.**

Statement of Cash Flows

Year ended December 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 726,655 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in distribution fees receivable | | (8,286) |
| Decrease in Federal income tax recoverable | | 14,604 |
| Increase in receivable from affiliated companies | | (31,949) |
| Net cash provided by operating activities | | 701,024 |
| Cash flows from financing activities: | | |
| Dividend paid to stockholder | | (800,000) |
| Net decrease in cash and cash equivalents | | (98,976) |
| Cash and cash equivalents at beginning of year | | 194,061 |
| Cash and cash equivalents at end of year | $ | 95,085 |

See accompanying notes to financial statements.

**HORACE MANN INVESTORS, INC.**

Notes to Financial Statements

December 31, 2006

## (1) Description of Business

Horace Mann Investors, Inc. (Investors) is registered as a broker-dealer under the Securities Exchange Act of 1934 to engage in the sale of variable products and mutual funds. Investors is a member of National Association of Securities Dealers (NASD) and Securities Investors Protection Corp. (SIPC) and is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent).

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC), a subsidiary of Horace Mann Educators Corporation and an affiliate of Horace Mann Investors, Inc., variable annuity contracts and Ameritas Variable Life Insurance Company's variable universal life contracts, and American Funds mutual funds and 529 plans through registered representatives of Investors. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC) on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers. Investors has not executed any customer transactions during the year.

## (2) Significant Accounting Policies

*(a)* ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

*(b)* ***Sales Charges and Commissions***

Investors receives commission revenues from its unaffiliated partner products at the time of sale of these contracts. Subsequently, Investors pays a commission expense to Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors, in accordance with existing distribution agreements among the companies. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from PFPC Distributors, Inc., the Investment Fund Sponsor, for the Wilshire Variable Insurance Trust, based on the net asset value of the funds.

*(c)* ***Agency Sales Fees***

Agency sales fees are recognized as incurred for sales support services related to variable insurance product sales.

*(d)* ***Cash and Cash Equivalents***

Cash and cash equivalents are comprised of cash and money market demand accounts.

*(e)* ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, and its net income as presented in the Statement of Income.

*(f)* ***Federal Income Taxes***

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, the income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*(g)* ***Fair Value of Financial Instruments***

The carrying amount of financial assets and liabilities approximate their fair value.

**(3) Transactions with Related Parties**

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,316,831 for the management, administrative, data processing, commissions and agency services, utilization of personnel, and investment advisory services in 2006. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2006, Investors earned $25,000 in administrative services fees from an affiliate. During 2006, Investors paid a dividend of $800,000 to the Parent.

## (4) Income Taxes

Intercompany federal income tax payments of $390,416 were made to the Parent during 2006.

The federal income tax assets were as follows:

| | 2006 |
|---|---|
| Current liability | $24,652 |
| Deferred asset | 4,665 |
| Total federal income tax asset recoverable from Parent | $29,317 |

The "temporary differences" that give rise to the deferred tax balances at December 31, 2006 were as follows:

| | |
|---|---|
| Deferred tax asset: | |
| Pension and employee benefits | $5,068 |
| Deferred tax liabilities: | |
| Fixed assets | 403 |
| Net deferred tax asset | $4,665 |

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

The components of income tax expense were as follows:

| | |
|---|---|
| Current | $405,610 |
| Deferred | (590) |
| Total income tax expense | $405,020 |



(Continued)

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 35% to income before income taxes as follows:

| | |
|---|---|
| Expected federal tax on income | $396,086 |
| Add (deduct) tax effects of: | |
| Allocated operational expenses | 8,584 |
| Prior year adjustments | 350 |
| Total income tax expense | $405,020 |

The company records contingent tax liabilities for exposures from uncertain tax filing positions based upon management's assessment of the amounts that are probable of being sustained upon Internal Revenue Service audit. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded contingent tax exposures at December 31, 2006.

## (5) Employee Pension and Postretirement Benefits

All personnel providing services for Investors are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services and are included in salaries and other payroll expenses in the Statement of Income. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by HMEC.

After completing the first year of employment, all employees participate in a defined contribution plan. Under this plan, HMEC makes contributions to each participant's account based on eligible compensation and years of service.

In addition, all employees of HMSC participate in a 401(k) plan. Beginning January 1, 2002, HMEC automatically contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. Employees may voluntarily contribute up to 20% of their eligible compensation into their account.

Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefits sponsored by HMEC, but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings while under the plan.

## (6) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2006, Investors' net capital and required net capital were $93,423 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0 to 1.

**Schedule**

## HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

| | | |
|---|---|---|
| Computation of net capital: | | |
| Total stockholder's equity from statement of financial condition qualified for net capital | $ | 334,182 |
| Total nonallowable assets: | | |
| Distribution fees receivable | | (181,937) |
| Receivables from affiliated companies | | (27,843) |
| Haircut on money market account | | (1,662) |
| Federal income tax recoverable from Parent | | (29,317) |
| | | (240,759) |
| Net capital | | 93,423 |
| Computation of aggregate indebtedness – accrued expenses | | — |
| Net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000) | | 5,000 |
| Excess net capital at 1,500% (net capital less 10% of aggregate indebtedness) | $ | 93,423 |
| Ratio of aggregate indebtedness to net capital | | 0 to 1 |

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2006 filed by Investors in its Form X-17A-5 on January 26, 2007.

See accompanying independent auditors' report.



**KPMG LLP**
303 East Wacker Drive
Chicago, IL 60601-5212

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Horace Mann Investors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Horace Mann Investors, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons;
2. recordation of differences required by Rule 17a-13; and
3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007



END